UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

INDUSTRIAS BACHOCO, S.A.B. DE C.V.

(Name of Subject Company (Issuer))

EDIFICIO DEL NOROESTE, S.A. DE C.V.
(Names of Filing Persons (Offerors))

Series B Shares, without par value *

(Title of Class of Securities)

MX01BA1D0003

(CUSIP Number of Class of Securities)

*The Series B Shares are listed on the Mexican Stock Exchange and the ISIN identifier is MX01BA1D0003

American Depositary Shares, each representing twelve Series B Shares

(Title of Class of Securities)

456463108**

(CUSIP Number of Class of Securities)

Amendment No. 2

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act Of 1934

EDIFICIO DEL NOROESTE, S.A. DE C.V.
(Names of Filing Persons (Offerors))

Series B Shares, without par value *

(Title of Class of Securities)

MX01BA1D0003

(CUSIP Number of Class of Securities)

*The Series B Shares are listed on the Mexican Stock Exchange and the ISIN identifier is MX01BA1D0003

American Depositary Shares, each representing twelve Series B Shares

(Title of Class of Securities)

456463108**

(CUSIP Number of Class of Securities)

Gustavo Rodríguez Aradillas

Attorney-in-fact

Edificio del Noroeste, S.A. de C.V.

Bosque de Alisos 47-A 1er Piso A2-11

Bosques de las Lomas 05120, Ciudad de México

Tel. +52 (55)1105-1305

grodriguez@roblesmiaja.com.mx

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

George Karafotias

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$71,526.39	Filing Party:	Edificio del Noroeste, S.A. de C.V.
Form or Registration No.:	Schedule TO-T	Date Filed:	October 6, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is being filed by Edificio del Noroeste, S.A. de C.V., a private corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (the “Purchaser”), and amends and supplements the Tender Offer Statement on combined Schedule TO and Schedule 13E-3 under cover of Schedule TO, filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on October 6, 2022 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase any and all issued and outstanding (i) Series B shares, without par value (the “Series B Shares”), of Industrias Bachoco, S.A.B. de C.V., a publicly-held corporation (sociedad anónima bursátil de capital variable) organized under the laws of United Mexican States (the “Company”) held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act) and (ii) American Depositary Shares (each of which represents twelve Series B Shares) of the Company (the “ADSs,” and together with the Series B Shares, the “Shares”), held by holders, wherever located, in each case other than any Shares owned directly or indirectly by the Robinson Bours Family and/or its affiliates, for Ps.81.66 in cash per Series B Share and Ps.979.92 in cash per ADS (together, the “U.S. Offer Price”), without interest and less (i) any applicable brokerage fees and commissions, (ii) any applicable foreign exchange conversion expenses with respect to the conversion of Mexican pesos to U.S. dollars, and (iii) applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(i) to the Schedule TO, and the related Acceptance for Series B Shares and ADS Letter of Transmittal (each as defined in the Offer to Purchase, and together, “Letters of Transmittal”), copies of which are attached as Exhibits (a)(ii) and (a)(iii), respectively, to the Schedule TO (all of which, as amended or supplemented from time to time, together constitute the “Offer”). Concurrently with the Offer, Purchaser is making a separate all cash tender offer in Mexico to purchase Series B Shares from all holders, wherever located, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in such offer (the “Mexican Offer”). Unless otherwise defined herein, capitalized terms used in this Amendment shall have the meaning given to them in the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, the Offer to Purchase (including all schedules thereto) and the related Letters of Transmittal, remains unchanged and is hereby expressly incorporated by reference to the extent relevant to the items in this Amendment.

Items 1 through 11; Item 13.

The Offer to Purchase and Items 1 through 11 and Item 13 of the Schedule TO, to the extent such Items 1 through 11 and Item 13 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

The U.S. Offer expired as scheduled at 5:00 p.m., New York City time, on November 4, 2022. The Tender Agent has advised Purchaser that as of the Expiration Date, no Series B Shares and a total of 1,456,768 ADSs, representing in the aggregate approximately 51.61% of the Company’s outstanding ADSs, were properly tendered and not validly withdrawn in the U.S. Offer. These amounts include 261,267 ADSs tendered via notice of guaranteed delivery and not yet delivered as of the date of this amendment. All conditions to the U.S. Offer having been satisfied, Purchaser accepted for payment, and expects to pay for, all Series B Shares and ADSs properly tendered and not validly withdrawn pursuant to the U.S. Offer at a purchase price of Ps.81.66 in cash per Series B Share and U.S.$50.01 in cash for each ADS (the U.S. dollar equivalent of Ps.979.92 per ADS based on the Mexican peso/U.S. dollar exchange rate obtained by Citibanamex on the spot market in Mexico City, Mexico on November 9, 2022). As a result of the U.S. Offer and the Mexican Offer, the shareholding of the Purchaser (including affiliates and related parties) in the Company will increase to approximately 87.77% of its share capital, assuming all ADSs tendered via notice of guaranteed delivery are timely delivered.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 9, 2022	EDIFICIO DEL NOROESTE, S.A. DE C.V.

	By:	/s/ Jorge Jiménez Morales
	Name:	Jorge Jiménez Morales
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(i)	Offer to Purchase, dated October 6, 2022.*
(a)(ii)	Form of Acceptance for Series B Shares.*
(a)(iii)	Form of ADS Letter of Transmittal.*
(a)(iv)	Form of Notice of Guaranteed Delivery.*
(a)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).*
(a)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).*
(a)(vii)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).*
(a)(viii)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).*
(a)(ix)	Form of Withdrawal Letter.*
(a)(x)	Letter to the Board of Directors of Industrias Bachoco, S.A.B. de C.V., Issued by the Purchaser, dated March 25, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Purchaser on March 25, 2022).*
(a)(xi)	Extract of the minutes of the meeting of the Board of Directors of Edificio del Noroeste, S.A. de C.V., dated March 25, 2022, granting power of attorney.*
(b)	Loan Agreement, to be entered into by and between (i) Edificio del Noroeste, S.A. de C.V., as Borrower; (ii) (a) Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, as Trustee of Trust Number F/000239 and (b) Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, as Trustee of Trust Number F/000118, as Joint Obligors; (iii) Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, as Administrative Agent; (iv) Banco Nacional de Mexico, S.A., Integrante Del Grupo Financiero BANAMEX, Division Fiduciaria, as Guarantee Agent; and (v) (a) Banco Nacional de México, SA, a Miembro del Grupo Financiero BANAMEX, (b) Scotiabank Inverlat, SA, Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, (c) Banco del Bajio, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and (d) Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as Lenders.*
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*Previously filed.